Exhibit 12.1

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

						Six Months Ended June 30, 2008
	2003	2004	2005	2006	2007
Earnings
Pre-tax income (loss) *	$55,987	$72,779	$130,918	$167,080	$106,818	$18,738
Fixed charges	8,379	11,067	20,755	31,313	47,689	23,167

Total earnings	$64,366	$83,846	$151,673	$198,393	$154,507	$41,905

Fixed Charges
Interest expense	$7,352	$9,679	$18,815	$27,984	$42,371	$20,031
Rental interest factor	1,027	1,388	1,940	3,329	5,318	3,136

Total fixed charges	$8,379	$11,067	$20,755	$31,313	$47,689	$23,167

Ratio of earnings to fixed charges	7.7x	7.6x	7.3x	6.3x	3.2x	1.8x

*	Excludes equity earnings from investees and includes capitalized interest.